Exhibit 99.1

May 17, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Danaos Corporation pursuant to Item 16F(a) of Form 20-F (copy attached), which we understand will be filed with the Securities and Exchange Commission on Form 6-K of Danaos Corporation, dated May 17, 2022. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers S.A.

Attachment

PricewaterhouseCoopers S.A., 268 Kifissias Avenue,

Halandri 15232, Athens, Greece

T: (30) 210 68 74 400

Previous independent registered public accounting firm

PricewaterhouseCoopers S.A. (“PwC”), the Company’s prior independent registered public accounting firm, was dismissed by the Audit Committee on May 11, 2022. The decision to change auditor was not as a result of any disagreement between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

The reports of PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2020 and 2021 have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2021 and 2020 and the subsequent period through May 11, 2022, there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in its reports on our financial statements for such years. During the fiscal years ended December 31, 2021 and 2020 and the subsequent period through May 11, 2022 there were no reportable events as the term is described in Item 16F(a)(1)(v) of Form 20-F.